Exhibit (a) (5) (B)

Nephros, Inc. Completes Warrant Exercise Offer

River Edge, NJ, December 21, 2015/PR Newswire-FirstCall/ — Nephros, Inc. (OTCQB: NEPH), a commercial stage medical device company that develops and sells high performance liquid purification ultrafilters and an on-line mid-dilution hemodiafiltration system for the treatment of chronic renal failure patients, today announced that it had received gross proceeds of approximately $688,000 in connection with its offer to holders of certain warrants of the opportunity to exercise their warrants at a temporarily reduced cash exercise price. Nephros intends to use the proceeds to further develop its products, for working capital, and for general corporate purposes.

The warrants subject to the Offer to Exercise were the outstanding 2011 warrants to purchase an aggregate of 5,008,689 shares of Nephros common stock at an exercise price of $0.40 per share, issued on March 10, 2011, to investors participating in the Company’s 2011 rights offering and issued on March 10, 2011 to Lambda Investors LLC in connection with a private placement financing transaction. The Company modified the 2011 warrants to reduce the exercise price from $0.40 per share of common stock to $0.20 per share of common stock during the offer period. Each 2011 warrant represents the right to purchase 0.04622664225 shares of Nephros common stock.

Pursuant to the Offer to Exercise, warrant holders elected to exercise 2011 warrants to purchase an aggregate of 3,442,521 shares of Nephros common stock at the reduced cash exercise price of $0.20 per share, providing a total of approximately $688,000 in gross proceeds to Nephros. This amount includes the exercise of warrants to purchase 2,782,576 shares by Lambda Investors LLC, on the same terms as available to other warrant holders pursuant to the Offer to Exercise. The 2011 warrants that were not exercised pursuant to the Offer to Exercise will remain in effect, with an exercise price of $0.40 per share of common stock.

The 2011 warrants that were held by Lambda Investors LLC may be deemed beneficially owned by Wexford Capital LP, which is the managing member of Lambda Investors LLC. Arthur H. Amron, a director of Nephros, is a partner and general counsel of Wexford Capital. Paul A. Mieyal, a director of Nephros and the former Acting President, Acting Chief Executive Officer and Acting Chief Financial Officer until April 15, 2015, is a vice president of Wexford Capital.

Continental Stock Transfer & Trust Company acted as Depositary Agent for the Offer to Exercise.

About Nephros, Inc.

Nephros is a commercial stage medical device company that develops and sells high performance liquid purification filters, as well as a hemodiafiltration system for the treatment of patients with end stage kidney disease. Its filters, which it calls ultrafilters, are used primarily in medical applications. Nephros ultrafilters are used by dialysis centers for the removal of biological contaminants from the water and bicarbonate concentrate feeding hemodialysis devices. Additionally, Nephros ultrafilters are used in hospitals and medical clinics as an aid in infection control by retaining bacteria (i.e. Legionella, Pseudomonas), virus and endotoxin from water used by patients.

For more information about Nephros, please visit the company’s website at www.nephros.com.

Cautionary Statement About Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the anticipated use of proceeds from the Offer to Exercise, and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual outcomes could differ materially from those described in these forward-looking statements due to certain factors, including but not limited to changes in business, economic and competitive conditions, changes to business strategy and unforeseen delays in product development. These and other risks and uncertainties are detailed in Nephros, Inc.’s filings with the U.S. Securities and Exchange Commission, including the Nephros, Inc. Annual Report on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports. Nephros, Inc. does not undertake any responsibility to update the forward-looking statements in this release.

Contact:

PCG Advisory Group

Kirin M. Smith, Chief Operating Officer

Direct: 646-863-6519

www.pcgadvisory.com

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